Exhibit 3.1

AMENDMENT TO THE

BYLAWS

OF

GLEACHER & COMPANY, INC.

(Effective April 19, 2012)

Pursuant to resolutions of the Board of Directors dated April 19, 2012, and Section 7.9(b) of the Bylaws, the Bylaws are hereby amended as follows.

Section 2.10 of the Bylaws is hereby amended to read as follows:

2.10                           Required Vote

When a quorum is present at any meeting of stockholders, all matters, including the election of directors (to the extent set forth in Section 3.11), shall be determined, adopted and approved by the affirmative vote (which need not be by ballot) of the holders of a majority of the votes cast at a meeting of stockholders by the holders of shares entitled to vote thereon, unless the proposed action is one upon which, by express provision of the Delaware General Corporation Law or of the Certificate of Incorporation, a different vote is specified and required, in which case such express provision shall govern and control the decision of such question. Where a separate vote by a class or classes is required, the affirmative vote of the holders of a majority of the shares of such class or classes present in person or represented by proxy at the meeting shall be the act of such class, unless the proposed action is one upon which, by express provision of statutes or of the Certificate of Incorporation, a different vote is specified and required, in which case such express provision shall govern and control the decision of such question. Notwithstanding the foregoing, the frequency of holding future advisory votes on executive compensation shall be determined by a plurality of the votes cast at a meeting of stockholders by the holders of shares entitled to vote in the election.

Section 3 of the Bylaws is hereby amended to add the following subsection:

3.11                           Majority Voting Standard and Director Resignation Policy

Each director shall be elected by the affirmative vote of a majority of the votes cast with respect to a nominee at any meeting of stockholders at which a quorum is present.  A majority of votes cast shall mean that the votes cast “for” any nominee exceeds the votes cast “against” such nominee (with broker non-votes and abstentions not treated as votes cast

“for” or “against.”).  In a contested election, where the number of nominees is greater than the number of director positions to be filled, directors shall be elected by a plurality of the votes cast at a meeting of stockholders by the holders of shares present in person or by proxy at such meeting and entitled to vote in the election.

In any uncontested election of directors, any incumbent director nominee who receives a greater number of votes against his or her election than in favor of his or her election shall immediately tender his or her resignation.  The Board of Directors shall decide, through a process managed by the Committee on Directors and Corporate Governance and excluding the incumbent director in question, whether to accept the tendered resignation.  In making its determination, the Board shall consider the recommendation of the Committee on Directors and Corporate Governance and all other factors it deems relevant to the best interests of the Company.  The Company will publicly disclose the Board’s decision and the rationale for its decision in within 90 days following the election.

If the Board of Directors accepts a Director’s resignation pursuant to this Section 3.11, or if a nominee for Director is not elected and is not an incumbent Director, the Board may fill the resulting vacancy pursuant to Section 3.5 of these Bylaws or decrease the size of the Board pursuant to Section 3.2 of these Bylaws.

BY ORDER OF THE BOARD OF DIRECTORS